UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36741

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST NORTHWEST BANCORP
105 West 8th Street
Port Angeles, Washington 98362

REQUIRED INFORMATION
1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2018, prepared in accordance with the financial reporting requirements of ERISA and for purposes of satisfying the requirements of Form 11-K.

First Federal Savings and Loan Association of Port Angeles 401(k) Plan
Form 11-K
TABLE OF CONTENTS

The following financial statements and supplementary information for the First Federal Savings and Loan Association of Port Angeles 401(k) Plan are being filed herewith:

Page
Report of Independent Registered Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at
June 30, 2018 and 2017	4
Statement of Changes in Net Assets Available for Benefits for the
Year Ended June 30, 2018	5
Notes to Financial Statements	6
Supplementary Information:
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	12

Exhibits:
Exhibit 23 -- Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
First Federal Savings and Loan Association of Port Angeles 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the “Plan”) as of June 30, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended June 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2018 and 2017, and the changes in net assets available for benefits for the year ended June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of June 30, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2014.

/s/ Moss Adams LLP

Everett, WA
December 27, 2018

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2018	2017
ASSETS
Investments, at fair value:
Registered investment companies	$7,405,437	$5,957,845
Common trust	540,993	743,040
Unitized stock fund	1,629,379	1,651,577

Total investments, at fair value	9,575,809	8,352,462

Notes receivable from participants	170,751	172,011

Cash	1,450	—

Total assets	9,748,010	8,524,473

LIABILITIES
Excess contributions payable	3,108	3,581

Total liabilities	3,108	3,581

NET ASSETS AVAILABLE FOR BENEFITS	$9,744,902	$8,520,892

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2018
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$660,738
Dividends	138,563
Net investment income	799,301

Interest income on notes receivable from participants	7,602

Contributions
Participant	657,762
Employer	224,373
Rollovers	176,153
Total contributions	1,058,288

Total additions	1,865,191

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	609,935
Administrative expenses	31,246
Total deductions	641,181

CHANGE IN NET ASSETS	1,224,010

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,520,892

End of period	$9,744,902

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan’s provisions.

General - The Plan is a 401(k) salary deferral plan covering substantially all employees of First Federal Savings and Loan Association of Port Angeles (the "Company"), and is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility - Employees of the Company age 21 and older are eligible to participate in the Plan upon hire.

Contributions
Participant contributions - Each year, participants may elect to make combined 401(k) and Roth 401(k) voluntary contributions up to the maximum amount allowable of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make voluntary catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer matching contributions - The Company may elect to make discretionary matching contributions to the Plan. The Company matches 50% of employee contributions, up to 6% of eligible compensation, deferred to the Plan.

Contributions are subject to regulatory limitations.

Participation accounts - Each participant’s account is credited with the participant’s and Company matching contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants vest in the Company’s contributions based on the following schedule:

Years of Service	Vesting Percentage

Less than 1	—%
1	25%
2	50%
3	75%
4 or more	100%

Notes receivable from participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. Loan terms range from one to five years or up to 20 years for the purchase of a principal residence. Under the terms of the Plan Agreement, loans to participants will bear a reasonable rate of interest determined by the Plan administrator.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Principal and interest is paid ratably through monthly payroll deductions. Only one loan is allowed at a time. As of June 30, 2018, the rates of interest on outstanding loans ranged from 4.25% to 6.00% with various maturities through May 2023.

Payment of benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or over any period that does not exceed the life expectancy of the beneficiary. For termination of service for other reasons, a participant may only receive the value of the vested interest in his or her account as a lump-sum distribution. If the vested account balance is $1,000 or less at termination the amount will be cashed out at the time of termination. If the balance is over $1,000 the distribution will only be made with consent from the account holder.

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan, must be used in the subsequent year and will first be used to pay Plan administrative expenses, with any remaining amount used to reduce future Company contributions. As of June 30, 2018 and 2017, forfeited non-vested accounts totaled $395 and $1,891, respectively. For the year ended June 30, 2018, $6,227 of forfeited funds were used for payment of Plan administrative expenses.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation - The investments are stated at fair value. If available, quoted market prices are used to value investments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement. There was no allowance for credit losses at June 30, 2018 or 2017.

Payment of benefits - Benefits are recorded when paid.

Excess contributions payable - Excess contributions payable represent amounts refunded to participants after year end to comply with Plan or regulatory limitations.

Expenses - General Plan administrative expenses may be paid out of the forfeiture account or paid by the Company. Investment management, distribution and loan transaction fees are paid by the Plan participants.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Subsequent events - The Plan has evaluated subsequent events for potential recognition and disclosure and determined there are no such events or transactions requiring recognition or disclosure.

Note 3 - Fair Value Measurement

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2018 and 2017.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

Units held in common trusts (CT) are valued using the NAV of the CT as reported by the CT manager. The NAV is based on the fair value of the underlying assets owned by the CT, minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CT is calculated based on a compilation of primarily observable market information.

The unitized stock fund consists of First Northwest Bancorp (FNWB) common stock and a short-term cash component that provides liquidity for daily trading. FNWB common stock is valued at the closing price reported on the active market on which the individual securities are traded and the short-term cash investments are valued at cost, which approximates fair value.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value at the dates indicated:

	Fair Value Measurement at June 30, 2018
	Level 1	Level 2	Level 3	Total

Registered investment companies	$7,405,437	$—	$—	$7,405,437
Unitized stock fund	1,629,379	—	—	1,629,379

Total assets in the fair value hierarchy	$9,034,816	$—	$—	9,034,816
Investment measured at NAV (practical expedient)				540,993

Investments at fair value				$9,575,809

	Fair Value Measurement at June 30, 2017
	Level 1	Level 2	Level 3	Total

Registered investment companies	$5,957,845	$—	$—	$5,957,845
Unitized stock fund	1,651,577	—	—	1,651,577

Total assets in the fair value hierarchy	$7,609,422	$—	$—	7,609,422
Investment measured at NAV (practical expedient)				743,040

Investments at fair value				$8,352,462

Note 4 - Tax Status

The Plan document is a volume submitter salary deferral plan with cash or deferred arrangements (CODA) that received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the Plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). MG Trust Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, Trustees have evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan underwent an IRS Desk Audit for the year ended June 30, 2014, which concluded in January 2017 with no change to the filed return. The Plan was formed on December 1, 2012 and has no open tax years before that time.

Note 5 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities that changes in the values of the investments in the near term could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Party-In-Interest Transactions

Plan investments include a unitized stock fund which is comprised of First Northwest Bancorp common stock and short term cash. The Plan held 103,817 and 106,777 shares with fair values of $1,629,379 and $1,651,577 at June 30, 2018 and 2017, respectively. The Company is a wholly owned subsidiary of First Northwest Bancorp.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 7 - Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

SUPPLEMENTARY INFORMATION

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN
EIN: 91-0369590 PLAN #: 002
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2018

		(c)
	(b)	Description of investment, including		(e)
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value

	Cash	Cash		$1,450

	American Funds AMCAP Fund R5	Registered investment company	**	7,052
	American Funds EuroPacific Gr R6	Registered investment company	**	30,619
	Columbia Dividend Income R5	Registered investment company	**	90,068
	Nasdaq 100 Index Fund Direct Shares	Registered investment company	**	1,300,980
	Vanguard 500 Index Fund Adm	Registered investment company	**	1,506,158
	Vanguard Growth Index Adm	Registered investment company	**	553,343
	Vanguard Inflation-Protected Secs Adm	Registered investment company	**	44,783
	Vanguard Interm-Term Bond Idx Adm	Registered investment company	**	99,846
	Vanguard Long Term Govt Bond	Registered investment company	**	244,978
	Vanguard Mid Cap Index Adm	Registered investment company	**	940,419
	Vanguard REIT Index Adm	Registered investment company	**	299,044
	Vanguard Short Term Bond Index Adm	Registered investment company	**	246,074
	Vanguard Short Term Treasury	Registered investment company	**	13,988
	Vanguard Small Cap Index Adm	Registered investment company	**	211,593
	Vanguard Target Retirement 2015	Registered investment company	**	105,606
	Vanguard Target Retirement 2020	Registered investment company	**	53,853
	Vanguard Target Retirement 2025	Registered investment company	**	433,675
	Vanguard Target Retirement 2030	Registered investment company	**	341,235
	Vanguard Target Retirement 2035	Registered investment company	**	135,922
	Vanguard Target Retirement 2040	Registered investment company	**	69,368
	Vanguard Target Retirement 2045	Registered investment company	**	54,674
	Vanguard Target Retirement 2050	Registered investment company	**	87,339
	Vanguard Target Retirement 2055	Registered investment company	**	69,533
	Vanguard Target Retirement 2060	Registered investment company	**	5,411
	Vanguard Target Retirement 2065	Registered investment company	**	262
	Vanguard Target Retirement Income	Registered investment company	**	4,523
	Vanguard Total Intl Stock Index Adm	Registered investment company	**	206,857
	Vanguard Value Index Adm	Registered investment company	**	216,343
	Victory Sycamore Established Value I	Registered investment company	**	31,891

		(c)
	(b)	Description of investment, including		(e)
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value

	Morley Stable Value	Common trust	**	540,993

*	First Northwest Bancorp	Common Stock Fund	**	1,629,379

*	Participant loans	Interest rates 4.25% - 6.00%	—	170,751

				$9,748,010
*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

/s/ Regina M. Wood
Regina M. Wood
Executive Vice President and Chief Financial Officer of First Federal
Savings and Loan Association of Port Angeles, Plan Administrator
(Principal Financial Officer)

Date: December 27, 2018